

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-Mail
Larry Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, California 92656

> **Re: The New Home Company LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted April 30, 2013**
> **CIK No. 0001574596**

Dear Mr. Webb:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. We will process this submission and any amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.

4. We note that you intend to provide several of your exhibits to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information.

5. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.   Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7. Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus.   Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the statements you make in your prospectus.

8. Please disclose the material tax consequences as a result you converting from a Delaware limited liability company to a Delaware corporation. Please consider adding a risk factor that describes the effect that your conversion to a Delaware corporation will have on your effective corporate tax rate after the offering and how this will be reflected in your future financial results.

9. We note your statements on page ii indicate that you have not independently verified the market and industry data from third-party sources. Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

10. We note throughout your filing that you present combined information related to home sales for your homebuilding operations and your joint ventures' homebuilding operations. It is unclear why the combined disclosures are deemed useful to investors in light of the

joint ventures' operating results are not consolidated. Please include disclosure for each combined presentation that explains the benefits and limitations of the disclosures. The disclosure in question includes your statement that sales from joint ventures represented 57% of your total sales. As the sales recognized by your joint ventures are not included in your total sales, it is unclear why this statement is appropriate. Please note that we may have further comment.

11. We note that you intend to convert from a limited liability company into a corporation, grant restricted stock units to employees and director nominees, grant stock options to management team only, and a one-time cash bonus to your CEO, CFO, CIO, and COO. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma adjustment, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts.

Outside Front Cover Page

12. If there is a secondary offering relating to the fulfillment of the over-allotment, please provide appropriate disclosure on the cover page.

Summary, page 1
Our Company, page 1

13. Please ensure that the information you include in your summary is balanced. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than simply a generalized listing of risk factors at the end of this section. Please consider including a brief discussion of your weaknesses that is equally prominent as this section. We note your disclosure on page 3 of your revenues for 2011 and 2012. Please revise your registration statement to include disclosure of your losses during that same period.

14. We note your disclosure on pages two and eight that your cancellation rate was 10%, which was below the average for public home builders. Please disclose the average cancellation rate for public homebuilders.

Description of Completed Projects and Communities Under Development, page 11

15. Please revise your disclosures here and throughout your filing to disclose if you have reduced backlog to reflect your cancellation rate.

16. Please expand your disclosure to state the percentage of your economic interests in each of your joint ventures.

Recent Developments, page 14

17. We note your disclosure that in April 2013 you made an additional capital investment of approximately $7.2 million in the joint venture acquiring land in Newport Beach, California. Please disclose the initial capital investment made in connection with this joint venture.

The Offering, page 17

18. We note that you intend to pay your CEO, CFO, CIO, and COO a one-time cash bonus in connection with this transaction.   Please disclose the amount of this one-time cash bonus as part of your use of proceeds disclosure here and on page 47.

Summary of Selected Financial Data, page 19

19. Please relocate the presentation of operating and financial data and balance sheet data for your unconsolidated joint ventures to present the information after your consolidated financial information (i.e., subsequent to your balance sheet data).   Please include a footnote to explain why you are presenting operating and financial data for your unconsolidated joint ventures.   Please also address this comment for the Selected Financial Data section beginning on page 53.

Management's Discussion and Analysis of Financial Conditions and Results…, page 55

Results of Operations, page 56

20. Please remove the discussion and analysis of your joint ventures' homebuilding projections from the discussion and analysis of your results of operations, as the joint ventures' operating results have not been consolidated with your operating results.   The discussion and analysis of your joint ventures' homebuilding projects should only be presented in the context of the equity in net income (loss) of unconsolidated joint ventures portion of your results of operations.   Please address this comment throughout your filing.

Revenues, page 56

21. Your disclosure for fee building services revenues is inconsistent with your footnote disclosures.   Please revise your disclosures accordingly.

Expenses, page 56

22. Please expand your disclosures for fee building expenses to include the types of costs similar to the disclosures for home sales.

Matters Affecting the Comparability of Our Financial results, page 57

23. The consolidated period notes August 18, 2010 as your inception date while on other pages throughout your prospectus you disclosed that you were formed in August 2009. Please reconcile the inconsistences. Please consider including a footnote to clarify that your inception date was actually in August 2009 and that August 18, 2010 was date in which you ceased running your business through your Predecessor.

24. We note that on page 57 you state that Watt and IHP were admitted as members of the Company, increasing your total capital contributions to $30 million. You further state that prior to the admission of Watt and IHP you conducted your business through an entity owned you your founders, which you refer to as Predecessor. Note 1 on page F-7 seems to suggest that Watt and IHP made capital contributions to the Predecessor. Please clarify and revise your disclosure as appropriate.

25. We note your use of certain non-GAAP financial measures, such as adjusted homebuilding gross margin and the ratio of net debt-to-capital. Please enhance your discussion surrounding your use of these measures to include a more comprehensive discussion of the usefulness of this information to investors and why these measures provide a meaningful assessment of your financial performance, financial position or cash flows. See Item 10(e)(1)(i)(C) of Regulation S-K.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 58

26. Please expand your discussion and analysis to include the material factors impacting the cost of sales for home sales, fee building and land sales. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

27. We note that the warranty reserve expense recognized for the homes sold during fiscal year 2012 is materially less than the warranty reserve expense recognized for the homes sold during fiscal year 2011 as compared to home cost of sales. Please provide an explanation for the material decrease in your warranty reserve for new homes sold for fiscal year 2012.

28. Please provide a discussion and analysis of the factors contributing to the material change in the fee building gross margin for fiscal year 2012 as compared to fiscal year 2011.

29. Please revise your discussion and analysis of provisions for taxes to provide investors with a comprehensive understanding of the material factors impacting the material change in your effective tax rate, including providing investors with an understanding of the materiality of the subsidiary that is required to pay federal taxes to your consolidated financial statements.

<u>Lots Owned and Controlled, page 63</u>

30. Please disclose the number of lots for which you do not have sales and purchase agreements or non-binding letters of intent.

<u>Liquidity and Capital Resources, page 71</u>

31. Please revise your disclosures for the changes in net cash provided by (used in) operating activities to provide investors with a discussion and analysis of the material components impact operating cash flows, both positively and negatively, for each period presented. Your discussion and analysis should not repeat the information that is easily obtainable from your consolidated statements of cash flows.   For example, please provide a comprehensive discussion and analysis for the significant increase in contracts receivable as of December 31, 2012, as compared to December 31, 2011.   Further, please provide a discussion of your cash management strategy, as we also note accounts payable has significantly increased as of December 31, 2012, as compared to December 31, 2011. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

<u>Critical Accounting Policies, page 77</u>

32. The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP (i.e., identical to your significant accounting policies footnote disclosures) rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements.   Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements.   Please provide investors with quantified information to the extent meaningful and available.

<u>Real Estate Inventories and Cost of Sales, page 78</u>

33. Please expand your critical accounting policy to provide additional insight regarding your inventory impairment analysis by addressing the following:
   - Please disclose the value of completed lots without a sales contract as of your latest balance sheet date;

- We note that you test your homebuilding inventories for impairment at the community level.   Please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented;
- Depending on the underlying objective of the real estate, assumptions could have a significant impact on the projected cash flow analysis. For example, if your objective is to preserve operating margins your cash flow analysis would be different than if the objective is to increase sales. Please expand your disclosures to explain why these differences in objectives that you disclose would impact undiscounted cash flows; and
- For any inventory amounts for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:
    - The carrying values of the assets;
    - The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;
    - A description of the key assumptions that drive the estimated fair value;
    - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
    - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Our Business, page 123

34. Please include disclosure required by Item 101(a) of Regulation S-K regarding all predecessors.

Description of Completed Projects and Communities and Development, page 131

35. Please consider including a column or a footnote detailing the number of lots for which you have not entered into a sales contract with a buyer and whether such lots are vacant or include built homes so that investors might have a better understanding of your completed projects. For example, we note that it appears there are 5 units in Lincoln Crossing Project that you have not entered into a sales contract.

Larry Webb
The New Home Company LLC
May 14, 2015
Page 8

36. Please disclose the price range for homes required to be sold pursuant to affordable housing requirements in footnotes 5 on pages 12 and 133.

Joint Ventures, page 140

37. We note your disclosures with respect to the joint ventures that you are entitled to receive a percentage of distributions from each such joint venture that exceeds your percentage capital interest. Please disclose the percentage of the distributions that you are entitled to receive in connection with each joint venture.

Our Formation Transactions and Structure, page 143

38. Because certain entities that will receive common shares upon the reformation to corporate form will potentially be providing those shares to satisfy the over-allotment, we would like to evaluate whether the terms on which the LLC interests will be converted into common shares were fixed and established at the time of the submission of your draft registration statement. Please provide us with a copy of The New Home Company LLC Operating Agreement or other organizational document that established the terms of that transaction, which we presume will be conducted in reliance upon an exemption from registration.

39. Please include a structure chart showing the current ownership of TNHC LLC and any significant subsidiary in this section and in your summary.

Employment Agreements, page 153

40. We note that upon completion of this offering Messrs. Webb, Stelmar, Davis and Redwitz will each receive a one-time bonus. Please tell us the basis for issuing these bonuses.

Initial Awards, page 157

41. Please provide the basis for which the initial awards will be granted to your named executive officers.

Lock-Up Agreements, page 170

42. Please describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by any of your executive officers, directors and certain of your stockholders before the lock-up period's expiration.

Exhibits

43. Please file or tell us why you are not required to file the Indemnity Agreement and
    Management Agreements referenced on page F-23 and the joint venture agreements
    referenced on page 138. Please refer to Item 601(b)(10) of Regulation S-K.

The New Home Company LLC and The New Home Company Predecessor Financial Statements

44. Please include updated financial statements and corresponding financial information
    included in the Form S-1.   Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of
    Regulation S-X for guidance.

45. Please separately present the amount of related party transactions on the face of your
    consolidated financial statements.   Please refer to Article 4-08(k)(1) of Regulation S-X
    for guidance.

Consolidated Balance Sheets, page F-3

46. We note your disclosure in Note 15 regarding common units subject to redemption.
    Please confirm that that the referenced common units relate to equity that will be issued
    in connection with this offering and that none of the members' equity is subject to
    redemption.   Otherwise, please tell us how you determined that your current presentation
    of equity is appropriate, including the specific reference to the authoritative literature that
    supports your accounting.   To the extent that you are issuing equity in connection with
    this offering that is redeemable, clear disclosure should be provided in the prospectus and
    throughout your filing disclosing the equity instruments to be issued and the redemption
    terms.

Consolidated Statements of Operations, page F-4

47. Please provide historical earnings per share information in the financial statements and
    elsewhere throughout the filing or expand your disclosures to explain why no historical
    earnings per share information has been provided. Please also expand your disclosures to
    describe the current capital structure, including the number of shares outstanding.   Please
    refer to ASC 260-10-15-2 for guidance.

Consolidated Statements of Cash Flows, page F-6

48. We note that you acquired $9.5 million of land with a note payable to the land seller,
    which you have noted as a non-cash transaction.   Please tell us how you intend to reflect
    the repayment of this note payable in your consolidated statements of cash flows.   Please
    refer to ASC 230-10-45-17 for guidance.

1. Organization and Summary of Significant Accounting Policies, page F-7
Organization, page F-7

49. We note that with the admittance of Watt/TNHC LLC and IHP Capital Partners VI, LLC as members you applied push-down accounting to the Company's historical financial statement, resulting in a change in basis.   Please provide us with your analysis of the guidance in ASC 805-50-S99-2 that supports your accounting.   In this regard, we note that each of the three members held 33.33% capital interest in the Company as of August 18, 2010, and the two new members each held a 25% economic interest in the Company with the original member holding 50% economic interest as of August 18, 2010.

Real Estate Inventories and Cost of Sales, page F-9

50. We note your disclosure that no impairment adjustments were recognized for your homebuilding real estate inventories for fiscal years 2012 and 2011.   Please disclose if any impairment adjustments were recognized for the periods January 1, 2010 through August 17, 2010 and August 18, 2010 through December 31, 2010.   Also, please revise your disclosures to reconcile this statement with the subsequent disclosure that you recognized a $350,000 impairment charge for certain finished lots not under construction for one of your communities in Northern California.   Please also revise your disclosure to clarify whether you sold these lots during fiscal year 2012 to a third-party and whether any further adjustment was recognized upon sale of the lots.   Finally, please disclose where you recognized the $350,000 impairment charge on your consolidated statement of operations.

Revenue Recognition, page F-10
Fee Building, page F-10

51. We note that you enter into agreements to provide services whereby you will build and market and sell homes on behalf of third-party property owners.   Please tell us more about these agreements, including the amount of revenue recognized for each period presented and any other material terms.   For example, please tell us the compensation terms for building the homes and also marketing and selling the homes, including whether payment for building the homes is contingent on the sale of the homes.   Please then provide us with an analysis of the material terms of these agreements regarding revenue recognition, including the specific references to the authoritative literature that supports your accounting.   Finally, please tell us your consideration of the guidance in ASC 605-25 as it relates to these agreements.

52. We note that you enter into fee building and management contracts where you do not bear risks for any services outside of your own.   Please revise your disclosures to provide a specific description of the services you provide, your analysis of the material contract terms for revenue recognition purposes, and the specific reference for the

authoritative literature that supports your accounting.   Please also tell us the amount of revenue recognized for each period presented for these contracts.

Limited Partnerships and Limited Liability Companies, page F-12

53. We note your disclosures regarding your consolidation policy as it relates to your homebuilding and land development joint ventures.   It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or managing member.   Please revise your disclosure to clarify, if correct, that you first assessed each joint venture to determine whether the joint venture meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14.   To the extent that you determined any of your joint ventures meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. Otherwise, please disclose the specific factors that led to the conclusion that the joint ventures are not VIEs.   For those joint ventures that you determined do not meet the definition of a VIE, please clarify that these joint ventures are considered voting interest entities (VoIE).   Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance.

54. Please provide us with your detailed analysis for your assessment as to whether LR8 Investors, LLC meets the definition of a VIE in accordance with ASC 810-10-15-14 and 810-10-25-22 – 25-37.   If you determined that LR8 Investors, LLC does meet the definition of a VIE, please provide us with your detailed analysis of the guidance in ASC 810-10-25-38 – 25-59 as to your conclusions regarding whether you are the primary beneficiary of LR8 Investors, LLC.   Please ensure that you have filed the contracts related to your investment in LR8 Investors, LLC have been filed or will be filed as exhibits.   To help us with our understanding of your analysis, please provide us with the relevant contracts for your investment in LR8 Investors, LLC and any contractual agreements between you and LR8 Investors, LLC.   Please ensure that your analysis provided to us includes the specific references to the provided contracts.   Finally, please provide us with the current ownership structure including percentages of voting interest and economic interest for each owner for you and for LR8 Investors, LLC.

Investments in Unconsolidated Joint Ventures, page F-12

55. Please expand your accounting policy to address the guidance in ASC 323-10-35-7.

Warranty Reserves, page F-12

56. We note your disclosure that the warranty reserve amounts are based on historical experience rates.   Considering that your home sales experience did not materially impact your operating results until the period August 18, 2010 through December 31, 2010, please revise your disclosures to provide a more comprehensive explanation as to how

your historical experience rates are sufficient evidence to reasonably estimate the reserve. Please refer to ASC 460-10-25-6 for guidance.

2. Contracts and Accounts Receivable, page F-14

57. Please tell us why the decrease in your warranty reserve resulted in an increase in contracts receivable.

4. Real Estate Inventories, page F-15

58. Please disclose the portion of deposits and pre-acquisition costs that are non-refundable.

8. Accrued Expenses and Other Liabilities, page F-18

59. Please provide an explanation for the completion reserve, including how you estimate the reserve.

60. We note that you have included the reduction to your warranty reserve within fee building revenues.   Please tell us how you determined it is appropriate to reflect and change in your warranty reserve as a revenue item rather than as a decrease to expenses.
61. Please revise your presentation of the changes in your warranty reserve to separately present the reserve for your home sales and the reserve for your fee building activities. In this regard, we note your disclosure on page F-12 that states you receive warranty payments from your clients for certain fee building projects.   As such, there appears to be a disparity in the risks associated with warranty claims for your homebuilding activities from your fee building activities.

10.   Income Taxes, page F-20

62. We note that you have recognized a deferred tax asset for state tax credits.   We further note that you have recognized loss before taxes for all periods presented.   With reference to the guidance in ASC 740-10-30-16 – 30-25, please revise your disclosure here or within critical accounting policies section of MD&A to disclose the positive and negative evidence you considered when evaluating the realizability of this deferred tax asset, including how you determined that the positive evidence out-weighed the negative evidence.

63. Please disclose why your federal statutory rate increased to 34% for fiscal year 2012 from 15% for the previous fiscal years presented.

11. Fair Value Disclosures, page F-21

64. Please revise your disclosures to provide the disclosures required by ASC 820-10-50-1.a and ASC 820-10-50-2 for the lots in one of your communities in Northern California for which you recognized a $350,000 impairment charge.

12. Commitments and Contingencies, page F-22

65. You indicate that you cannot predict the ultimate resolution of legal claims and related contingencies, related timing or any eventual loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please expand your disclosures as necessary pursuant to the disclosure requirements in ASC 450-20-50.

15. Unaudited Pro Forma Income (Loss) per Share, page F-26

66. In light of your conversion from a limited liability company into a corporation, please present pro forma tax information on the face of your consolidated statements of operations. Refer to SAB Topic 4:B for guidance.

LRI Investors, LLC Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-32
Revenue Recognition, page F-33

67. Please revise your disclosure to clarify when during the revenue recognition process the requirements to recognize revenue under the full profit method have been met.

68. Please revise your disclosure to clarify the instances in which revenue would be recognized under percentage of completion, deposit, installment or cost recovery methods.   Please also provide a description of the requirements for recognizing revenue under each method and when during the revenue recognition process the requirements have been met.

4. Accrued Expenses and Other Liabilities, page F-35

69. We note your disclosure that the warranty reserve is based on historical experience. Considering that you did not begin selling homes until fiscal year 2012, please revise your disclosures to provide a more comprehensive explanation as to how your historical experience are sufficient evidence to reasonably estimate the reserve.   Please refer to ASC 460-10-25-6 for guidance.

Larry Webb
The New Home Company LLC
May 14, 2015
Page 14

7.   Commitments and Contingencies, page F-36

    70. Please expand your disclosure regarding the material effect of your obligations and litigation to your cash flows.   Please refer to ASC 450-20-50 for guidance.

       You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.   Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

                           Sincerely,

                           /s/ Jay Ingram

                           Jay Ingram
                           Legal Branch Chief

cc: J. Gerard Cummins, Via E-mail